Flexible Premium              In this endorsement  "we", "our" and "us" mean AXA
Option Endorsement            Equitable Life Insurance Company. "You" and "your"
                              mean the owner of the policy at the time an owner's right is exercised.

This endorsement is made part of the policy as of the date shown on the letter to which it is attached. This endorsement, assuming this option becomes effective, will modify the policy as noted below. All provisions of the policy will continue to apply after the option effective date except as specifically modified by this endorsement.

1. The following provision is added to the policy:

FLEXIBLE PREMIUM OPTION. You may request that this policy allow for the payment of flexible premiums; however, you should note that such a policy will not have a minimum death benefit guarantee or a Maturity Benefit. You may request this at any time prior to the policy anniversary nearest the 100th birthday of the insured person. We will not require any evidence of insurability; however, if there is a disability waiver rider in effect under this policy, we will require your certification that the insured person is not currently disabled. The option election will be effective on the monthly policy anniversary that coincides with or next follows the date we approve your request (or on the date of default, if we approve your request while the policy is in a grace period). If we approve your request when this policy is in a grace period, the amount of payment due, if any, will be calculated according to the "Grace Period" provision of this endorsement. Any additional benefit riders that are in force on the effective date of option election will continue in force subject to their normal provisions, unless specifically noted otherwise. Election of this flexible premium option is subject to all of the following conditions:

a) This policy must be in force on the date of your request. If the policy is not in a grace period as described above, but a loan plus accrued loan interest exceeds the Cash Surrender Value of the policy, you must first make the required repayment as described in the "Loan Value" provision of the policy before we will approve your request. We must not be paying scheduled premiums under the terms of a disability waiver rider. Coverage under the policy must not be currently continued under the Extended Term Insurance or Reduced Paid-up Insurance options.

b) The Death Benefit Option of this policy on and after the date of option election must be Option A; a change to Option B is not permitted. The face amount of the policy on the date of option election will equal the Death Benefit of the policy at that time. If the policy lapses after the date this flexible premium option becomes effective, the Extended Term Insurance and Reduced Paid-up Insurance options are no longer available.

c) If there is a disability waiver rider in effect on the date of option election, the scheduled premiums that we will pay (but not beyond age 100 of the insured person) in the event of any later total disability of the insured person that is covered under the terms of that rider will be the sum (adjusted for any later policy change) of the scheduled premium for basic life insurance for the face amount of the policy on the date of election and the scheduled premiums for any additional benefit riders, as shown in the supplemental Policy Information pages that we will send to you. The payment of scheduled premium(s) under the terms of that rider will not, after the date of election, necessarily prevent a potential later default of the policy while such payment by us continues; default will be determined as stated in the "Grace Period" provision of this endorsement. No additional benefit riders may be added to the policy after option election. The amount of any existing rider coverage may not be changed; however, riders may be terminated by request.

d) After option election, scheduled premiums and Tabular Values as shown in the Policy Information section will no longer apply, except as noted in item c) above. You may continue to pay premiums at any time prior to attained age 100 of the insured person while this policy is in force; however, premium payments will be limited to an amount that will not cause the Death Benefit of the policy to increase. We will return any excess to you. Deductions from premium payments, as shown in the Policy Information section, will continue to apply. We will furnish you with a premium receipt, signed by one of our officers, upon request.

e) There is no surrender charge deducted from the Policy Account due to option election. The schedule of surrender charges that are applicable to this policy will continue to apply after option election. All other policy charges and deductions (except for the monthly charge for the minimum death benefit guarantee) will continue to apply.

f) Any partial withdrawal after the option election may be made for up to the Net Cash Surrender Value on the date of withdrawal. The requirement that the Policy Account after the withdrawal may not be less than the Tabular Policy Account Value will no longer apply. The minimum withdrawal amount and the expense charge for partial withdrawals will still apply.

g) You may not exercise the Substitution of Insured Rider after this option election is effective.

h) The Death Benefit after age 100 of the insured person will equal the greater of the Face Amount of insurance or a percentage of the amount in the Policy Account on the date of death. That percentage will be 101%.

A copy of your application for the flexible premium option will be attached to the supplemental Policy Information pages that we will issue when we approve your request. The supplemental pages and the application will become a part of this policy. We may require you to return this policy to our Administrative Office to make this change.

2. The first paragraph of the "Maturity Benefit" provision is deleted; the "Lapse" and "Tabular Policy Account" provisions are deleted; the "Options on Lapse" section of the policy is deleted.

3. The "Premiums" provision is deleted and replaced by the following:

PREMIUMS. We will send premium notices to you for a planned periodic premium (this is the amount you intend to pay at the frequency selected). You may skip planned periodic premium payments. However, this may adversely affect the duration of the Death Benefit and your policy's values. If you stop paying premiums, insurance coverage will continue for as long as the Net Cash Surrender Value is

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sufficient to cover the monthly deductions described in the "Monthly
Deductions" provision of the policy, with a further extension of coverage as described in the "Grace Period" provision of this endorsement.

4. The "Grace Period" provision is deleted and replaced by the following:

GRACE PERIOD. At the beginning of each policy month, we compare the Net Cash Surrender Value to the total monthly deductions described in the "Monthly Deductions" provision. If the Net Cash Surrender Value is sufficient to cover the total monthly deductions, this policy is not in default.

If the Net Cash Surrender Value at the beginning of any policy month is not sufficient to cover the total monthly deductions, the policy is in default as of the first day of such policy month. If the policy is in default, we will send you and any assignee on our records at last known addresses written notice stating that a grace period of 61 days has begun starting with the date the notice is mailed. The notice will also state the amount of payment that is due.

The payment required will be an amount sufficient to increase the Net Cash Surrender Value to cover all monthly deductions for 3 months, calculated assuming no interest or investment performance was credited to or charged against the Policy Account and no policy changes were made. If we do not receive such amount at our Administrative Office before the end of the grace period, we will then (1) withdraw and retain any amount in your Policy Account; and (2) send a written notice to you and any assignee on our records at last known addresses stating that this policy has ended without value.

If we receive the requested amount before the end of the grace period, but the Net Cash Surrender Value is still insufficient to cover total monthly deductions, we will send a written notice that a new 61 day grace period has begun and request an additional payment.

If the insured person dies during a grace period, we will pay the Insurance Benefit as described in "The Insurance Benefit We Pay" section of the policy.

5. The "Reinstatement" provision is deleted and replaced by the following:

REINSTATEMENT. If this policy has ended without value and was not given up for its Net Cash Surrender Value, you may reinstate this policy while the insured person is alive. In order to do this, you must (1) request reinstatement within 5 years from the end of the grace period; (2) provide evidence of insurability satisfactory to us; and (3) make the required payment. The required payment will be an amount sufficient to cover (i) total monthly deductions for 3 months, calculated from the effective date of reinstatement; (ii) any excess of the applicable surrender charge on the date of reinstatement over the surrender charge that was deducted on the date of default; and (iii) the charge for applicable taxes, the payment processing charge, the premium charge, and any increase in surrender charges associated with this payment. We will determine the amount of this required payment as if no interest or investment performance was credited to or charged against your Policy Account.

We must receive the required payment while the insured person is alive. We will deduct the charge for applicable taxes, the payment processing charge, and the premium charge from the required payment. The policy account on the date of reinstatement will be equal to the balance of the required payment plus a surrender charge credit. The surrender charge credit will be the surrender charge that was deducted on the date of default, but not greater than the applicable surrender charge as of the effective date of reinstatement.

The effective date of reinstatement will be the beginning of the policy month that coincides with or next follows the date we approve your request. We will start to make monthly charges again as of the effective date of reinstatement. The schedule of surrender charges that was applicable on the date of default will also be applicable to the reinstated policy.

We reserve the right to decline to reinstate this policy if in our opinion it would cause this policy to fail to qualify as life insurance under applicable tax law.

6. The following provision is added to the policy:

COVERAGE AFTER AGE 100. If the policy is in force on the policy anniversary when the insured person reaches age 100, it will remain in force subject to the policy loan provisions. However, no premium payments or reductions in face amount will be permitted after age 100 of the insured person; policy loans, loan repayments, partial withdrawals, and transfers among your investment options may continue to be made, subject to our normal rules as stated in other provisions of the policy pertaining to these items. No deductions for cost of insurance or administrative charges will be made after age 100 of the insured person. IF THIS POLICY CONTINUES BEYOND AGE 100 OF THE INSURED PERSON, IT MAY NOT CONTINUE TO QUALIFY AS LIFE INSURANCE AND MAY BE SUBJECT TO ADVERSE TAX CONSEQUENCES. YOU SHOULD CONSULT YOUR TAX ADVISOR PRIOR TO CONTINUING COVERAGE BEYOND THAT TIME.

                      AXA EQUITABLE LIFE INSURANCE COMPANY

/s/ Christopher M. Condron               /s/ Pauline Sherman
Christopher M. Condron, Chairman         Pauline Sherman, Senior Vice President
President and Chief Executive Officer    Secretary and Associate General Counsel

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